April 27, 2010

David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:

Hasbro, Inc.

Form 10-K for the year ended December 27, 2009

File No. 001-06682

Dear Mr. Humphrey:

This letter is written in response to the comment contained in your letter dated April 5, 2010 related to Hasbro, Inc.’s  Annual Report on form 10-K for the fiscal year ended December 27, 2009.  The numbered item below corresponds to the numbered comment in your letter, with the bold text representing the SEC staff’s original comment.

Form 10-K for the year ended December 27, 2009

Consolidated Financial Statements

Consolidated Statements of Operations, page 45

1.

We note that you have calculated your cost of sales exclusive of royalty expenses.  We also note that license agreements are an integral part of your revenue generation process as you pay material royalties for the rights to manufacture and distribute certain inventory.  It appears that, without such license agreements, you may not have the rights to manufacture such products.  Therefore, we believe royalty expense is a major cost component that should be included in the determination of gross profit.  Please restate your Consolidated Statements of Operations accordingly, or explain to us why you have not included royalty expense related to these license agreements as a component of cost of sales.  In addition to royalty expense, this comment also applies to amortization expense on property rights –based assets, such as Lucasfilm’s STAR WARS brand and the TRIVIAL PURSUIT brand.

Hasbro Response

The Company has historically presented gross profit on the face of its consolidated statement of operations, defined as net revenues less cost of sales, which includes the costs of purchased materials, labor, manufacturing overheads, and other inventory related costs such as obsolescence.  We have used gross profit to provide users of our financial statements with  a measure of inventory cost trends and our effectiveness in procuring and manufacturing product.

We generally develop or acquire the brands for which we market products either through our own internal development, through purchase of intellectual property rights, or through the license of rights to use intellectual property rights owned by others.  The costs related to these activities, which include product development, intangible amortization, and royalty expense, have been considered operating expenses of the Company and presented separately on the face of the consolidated statement of operations below gross profit as a component of operating profit, which we consider to be our primary metric of operating performance.

However, as our business has and will continue to change, including through anticipated growth in our entertainment and licensing business, which is expected to add different types of revenues and expenses, we believe the most useful format for presentation of our consolidated statement of operations going  forward  is to remove the gross profit line, and to present our operating expenses, including cost of sales, as well as continuing to present royalties and amortization as separate line items, below net revenues in our determination of operating profit.  Presentation of the gross profit line in the consolidated statement of operations is not a requirement under GAAP or SEC rules and regulations.

Accordingly, we have decided to eliminate the gross profit line from our consolidated statement of operations on a prospective basis commencing with the filing of our 1st quarter 2010 Form 10-Q.  Further, we will provide additional disclosure in our future Form 10-Q filings and Form 10-K filings on the components of the cost of sales line of our consolidated statement of operations.

Further we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing mentioned above and other filings made with the SEC;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our response or would like to discuss the contents of this letter, please do not hesitate to contact me at (401) 727-5500 or Jeffrey Barkan, Senior Vice President and Corporate Controller, at (401) 431-8652.

Sincerely,

/s/ Deborah Thomas

Deborah Thomas

Senior Vice President and Chief Financial Officer